UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

A. O. Smith Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	1-475	39-0619790
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

11270 West Park Place, Milwaukee, Wisconsin	53224-9508
(Address of Principal Executive Offices)	(Zip Code)

John J. Kita Executive Vice President and Chief Financial Officer	(414) 359-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure

A. O. Smith Corporation is providing a Conflict Minerals Report as Exhibit 1.02 hereto, and it is publicly available at
http://www.aosmith.com/Governance/Default.aspx?id=84.

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

A. O. SMITH CORPORATION

By:	/s/ John J. Kita	Date: May 30, 2014
John J. Kita
Executive Vice President and Chief Financial Officer